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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number:
                                                        CUSIP Number: 81684P 206

(Check One): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended:  DECEMBER 31, 2007

             |_|  Transition Report on Form 10-K

             |_|  Transition Report on Form 20-F

             |_|  Transition Report on Form 11-K

             |_|  Transition Report on Form 10-Q

             |_|  Transition Report on Form N-SAR

             |_|  Transition Report on Form N-CSR

             For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Semotus Solutions, Inc.
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Full Name of Registrant

718 University Ave., Suite 202
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Address of Principal Executive Office (Street and number)

Los Gatos, California 95032
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City, State and Zip Code
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant was unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007 (the "3rd Quarter Form 10-QSB") by the prescribed due date of February 14, 2008 without unreasonable effort and expense due to the fact that the Registrant, which has a small accounting staff, has devoted substantial time and effort to recent business matters affecting the Registrant. As a result, the Registrant has not been able to finalize its 3rd Quarter Form 10-QSB, and accordingly, the Registrant needs more time to finalize the financial statements and related disclosure to be included in the 3rd Quarter Form 10-QSB. Management continues to work diligently to obtain the necessary information, and the Registrant expects to file the 3rd Quarter Form 10-QSB on or before the fifth calendar day following the prescribed due date.




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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Charles K. Dargan, II         (310)                 574-9119
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      (Name)                        (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).             |X| Yes     |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                      |_| Yes     |X| No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Semotus Solutions, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 14, 2008                       By: /s/ Charles K. Dargan, II
                                                  ------------------------------
                                              Name:  Charles K. Dargan, II
                                              Title: CFO